March 6, 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

     Re: Leading Brands, Inc. Form 20-F for the fiscal year ended February 28, 2006

Attention: William Choi,

Dear Sir:

We would like to request an extension until March 30, 2007 to respond to your letter dated February 28, 2007. This will facilitate an in-depth response and allow for the appropriate level of review. Please contact Donna Higgins, CFO at 604-685-5200 if you have any questions regarding this request.

Sincerely,
Leading Brands, Inc.

s/s Ralph McRae

Per
Ralph D. McRae
Chairman and CEO

LEADING BRANDS
SUITE 1800 – 1500 W. GEORGIA ST. VANCOUVER, BC CANADA V6G 2Z6
Tel: 604-685-5200 / Fax: 604-685-5249
www.LBIX.com